DEREK OIL & GAS CORPORATION

FORM 51-101F1

STATEMENT OF RESERVES DATA

 AND OTHER OIL AND GAS INFORMATION

TABLE OF CONTENTS

PART 1

DATE OF STATEMENT

Item 1.1

Relevant Dates

PART 2

DISCLOSURE OF RESERVES DATA

Item 2.1

Reserves Data (Constant Prices and Costs)

Item 2.2

Reserve Data (Forecast Prices and Costs)

Item 2.3

Reserves Disclosure Varies with Accounting

Item 2.4

Future Net Revenue Disclosure Varies with Accounting

PART 3

PRICING ASSUMPTIONS

Item 3.1

Constant Prices Used in Estimates

Item 3.2

Forecast Prices Used in Estimates

PART 4

RECONCILLIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Item 4.1

Reserves Reconciliation

Item 4.2

Future Net Revenue Reconciliation

PART 5

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1

Undeveloped Reserves

Item 5.2

Significant Factors or Uncertainties

Item 5.3

Future Development Costs

PART 6

OTHER OIL AND GAS INFORMATION

Item 6.1

Oil and Gas Properties and Wells

Item 6.2

Properties with No Attributed Reserves

Item 6.3

Forward Contracts

Item 6.4

Additional Information Concerning Abandonment and Reclamation Costs

Item 6.5

Tax Horizon

Item 6.6

Costs Incurred

Item 6.7

Exploration and Development Activities

Item 6.8

Production Estimates

Item 6.9

Production History

PART 1

DATE OF STATEMENT

Item 1.1

Relevant Dates

1.

Date the statement:    September 13, 2005

2.   Disclose the effective date of the information being provided:

April 30, 2005

3.   Disclose the preparation date of the information being provided:    May 1, 2005

PART 2

DISCLOSURE OF RESERVES DATA

Item 2.1

Reserves Data (Constant Prices and Costs)

During the year ending April 30, 2005 and therefore at the effective date of April 30, 2005, Derek Oil & Gas Corporation was involved with a single oil property, the LAK Ranch property, located in Wyoming.  The LAK Ranch property had no proved reserves in any proved category during this period.  Reserves in the possible category are discussed under Item 2.2.

Item 2.2

Reserve Data (Forecast Prices and Costs)

1.

 Breakdown of Reserves – LAK Ranch Property:

Country: United States

This evaluation uses the definition of reserves category from the Canadian Oil and Gas Evaluation Handbook and conforms to NI 51-101 (Standards of Disclosure for Oil & Gas Activities).  The net cash flow is calculated at forecast prices and costs and constant prices and costs for the possible reserves, to all future time and after deduction of the capital and operating costs, royalties, severance and ad valorem tax but before income tax.  All cash flow data is in U. S. dollars.  A summary of the Company’s net share of possible reserves and net share of the future net revenue undiscounted and discounted at 5%, 10%, 15% and 20% is presented as follows:

                Gross to the Company

          Net to the Company

Reserve Category

                 Oil                                                Oil

Current and Forecast Cases    (Mbbl – Heavy Oil)

(Mbbl – Heavy Oil)

Possible

  4,571.4

         3,613.7

Reserve Category

        Present Worth Net Cash Flow (in $M) Discounted @

           0%

5%

10%

15%

20%

Possible (Current Case)

        67,663.2

45,910.1

32,328.2

23,509.3          17,581.9

After Tax Cash Flow

        38,631.7

25,841.6

17,910.2

12,801.6

  9,399.6

Possible (Forecast Case)

        50,048.1

33,868.4

23,820.4           17,326.2         12,978.3

After Tax Cash Flow

        27,333.5

18,103.4

12,430.3

   8,808.6

  6,418.2

The current case uses the oil price of $40.00/barrel on May 1, 2005 and the forecast case uses the April 1, 2005 forecasts of Gilbert Lausten Jung Associates (www.glja.com).  The gross reserve is Derek’s share of production before royalties and the net reserve is Derek’s share of production after deduction of royalties.

The estimated cash flow values do not represent a fair market value.  Abandonment costs have been included, however facilities and environmental costs have not been included as it is assumed that the salvage value of field equipment will offset the said liabilities.

LAK Ranch Prospect – Economic Parameters

A)

Price Forecast(U.S. Funds)

Gilbert Lausten Jung (2005-04) Pricing.

Oil purchaser – Plains Marketing, L.P. dba Link Energy (www.paalp.com)

Oil Pricing – Plains Marketing’s Wyoming Sweet (Other) posted price for the month of delivery, at a deemed 40.0 API gravity plus the arithmetic average of the mid-points of Platt’s spot crude price assessments for posting-plus WTI as reported in Platt’s Oilgram Price Report when the month of delivery is the prompt trading month assessed by Platt’s (Trade Month is defined as the 26th of the month two (2) months prior to delivery through the 25th of the month prior to delivery), less a shipping deduct of US$0.75/barrel.  Price to be based on equal daily quantities.

B)

Operating Costs (2005 U.S. Dollars)

Fixed Costs:

Producing well:

$ 1,500/well/month

Injection well:

$    500/well/month (5 injectors per producer)

Facilities:

$ 75,000/year

Variable Costs:

Power Costs (Natural Gas): 2.2 barrels of steam per Mcf priced at Gilbert Lausten Jung (2005-04) Pricing – @ Henry Hub ($7.05/Mcf in 2005)

Water Treating:

$0.10/bbl of steam

Start Up Operating – Steam Cycle ($45,000 per producing well)

2005

1 well -    $45,000/year

2006

2 wells -   $90,000/year

2007

1 well -    $45,000/year

2008

6 wells - $270,000/year

2009

6 wells - $270,000/year

2010

6 wells - $270,000/year

C)

Capital Costs (2005 U.S. Dollars)

Costs:

Drill & Complete HZ Production Well -

$650,000

Drill & Complete Injection Well -

$  60,000

Drill & Complete Delineation Well -

$  50,000

Drill & Complete Observation Well -

Pilot and Phase I

$  50,000

Phase II

$  55,000

Steam Generator -

$500,000

Water Plant -

$500,000

Gathering/Injection Lines/well -

$  12,500

Well Workovers/Prod. Well -

$  35,000

Field Facilities -

Variable

Schedule:

Year

Development Description

Gross Capital              Derek’s Share of

Expenditures          Capital Expenditures_

2005

Drill & Complete 3 Injection wells

$    300,000

Steam Generator

$    150,000

Gathering/Injection lines

$      30,000

Surface Facilities

$    100,000

3D Seismic

$    900,000

Total

$ 1,480,000

$0

2006

Drill & Complete 2HZ wells

$ 1,300,000

Drill & Complete 10 Injection wells

$    600,000

Drill & Complete 2 Observation wells

$    100,000

Drill & Complete 4 Delineation wells

$    200,000

Drill & Complete Water Disposal well

$    170,000

1 Steam Generator

$    500,000

Water Plant

$    500,000

Gathering/Injection lines

$    150,000

Surface Facilities

$    455,000

Total

$ 3,975,000

$182,100

2007

Drill & Complete 1 HZ well

$    650,000

Drill & Complete 5 Injection wells

$    300,000

Drill & Complete 4 Observation wells

$    200,000

Drill & Complete 2 Delineation wells

$    100,000

2 Steam Generators

$ 1,000,000

Water Plant

$    500,000

Gathering/Injection lines

$      60,000

Surface Facilities

$    350,000

Total

$ 3,160,000

$1,106,000

2008

Drill & Complete 6 HZ wells

$ 3,900,000

Drill & Complete 30 Injection wells

$ 1,800,000

Drill & Complete 10 Observation wells

$    550,000

Drill & Complete 12 Delineation wells

$    600,000

2 Steam Generators

$ 1,000,000

Water Plant

$    500,000

Gathering/Injection lines

$    360,000

Surface Facilities

$    350,000

Total

$ 9,060,000

$3,171,000

2009

Drill & Complete 6 HZ wells

$ 3,900,000

Drill & Complete 30 Injection wells

$ 1,800,000

Drill & Complete 10 Observation wells

$    550,000

Drill & Complete 12 Delineation wells

$    600,000

2 Well Workovers

$      70,000

2 Steam Generators

$ 1,000,000

Gathering/Injection lines

$    360,000

Surface Facilities

$    350,000

Total

$ 8,630,000

$3,020,500

2010

Drill & Complete 6 HZ wells

$ 3,900,000

Drill & Complete 30 Injection wells

$ 1,800,000

Drill & Complete 10 Observation wells

$    550,000

Drill & Complete 12 Delineation wells

$    600,000

1 Well Workover

$      35,000

Gathering/Injection lines

$    360,000

Total

$ 7,245,000

$2,535,750

2011

6 Well Workovers

$    210,000

2012

8 Well Workovers

$    280,000

2013

7 Well workovers

$    245,000

2015

6 Well Workovers

$    210,000

2016

6 Well Workovers

$    210,000

2017

6 Well Workovers

$    210,000

 $1,365,000

$477,750

D)

Abandonment Costs (2004 U.S. Dollars)

Well Abandonment Cost:

$10,000/well

Year

Number of Wells

Total Cost

2016

5

$50,000

2017

5

$50,000

2018

25

$250,000

2019

25

$250,000

2020

25

$250,000

2021

20

$200,000

2022

20

$200,000

2023

20

$200,000

2024

18

$180,000

         $1,630,000

$570,500

Total Future Capital Costs:  $36,545,000

     Derek’s Share of Future Capital Costs:  $11,063,600

Derek’s Share of Capital Costs Discounted 10%:     $7,123,700

Item 2.3

Reserve Disclosure Varies with Accounting

Derek Oil & Gas Corporation files consolidated financial statements.  The reserve figures included in this statement are 100 percent of the reserves attributable to Derek Oil & Gas Corporation and 100 percent of the reserves attributable to Derek Resources (U.S.A.) Inc., its wholly-owned consolidated subsidiary.

Item 2.4

Future Net Revenue Disclosure Varies with Accounting

Derek Oil & Gas Corporation files consolidated financial statements.  There is no significant portion of the Company’s economic interest in future net revenue that is attributable to a consolidated subsidiary in which there is a significant minority interest.

PART 3

PRICING ASSUMPTIONS

Item 3.1

Constant Prices Used in Estimates

The current case uses the oil price of US$40.00/barrel on May 1, 2005.

Item 3.2

Forecast Prices Used in Estimates

Crude Oil and Natural Gas Price Forecast

The price forecast (effective April 1, 2005) is taken from Gilbert Lausten Jung Associates Ltd.’s website of www.glja.com as provided by John Yu, P.Eng., qualified reserves evaluator as follows:

West Texas Intermediate

U.S. Gulf Coast Gas

@ Cushing, Oklahoma

Price @ Henry Hub

Year

Constant

Then

Constant

Then

2004 $

Current

2004 $

Current

$US/bbl

$US/bbl

$US/Mcf

$US/Mcf

1994

  21.00

              17.18

2.37

1.94

1995

  22.43

  18.39

2.07

1.70

1996

  26.26

  21.99

3.01

2.52

1997

  24.22

  20.61

2.90

2.47

1998

  16.68

  14.42

2.50

2.16

1999

  22.11

  19.29

2.66

2.32

2000

  34.07

  30.22

4.88

4.33

2001

  28.50

  25.97

4.45

4.05

2002

  27.90

  26.08

3.59

3.36

2003

  32.52

  31.07

5.75

5.50

2004

  42.14

  41.38

7.05

7.05

2005

  53.00

  53.00

4.75

4.80

2006

  49.00

  50.00

6.65

6.80

2007

  45.75

  47.50

6.25

6.50

2008

  42.50

  45.00

5.90

6.25

2009

  38.75

  42.00

5.55

6.00

2010

  36.25

  40.00

5.45

6.00

2011

  35.50

  40.00

5.35

6.00

2012

  34.75

  40.00

5.20

6.00

2013

  34.75

  40.50

5.20

6.10

2014

  34.50

  41.25

5.15

6.20

2015

  34.25

  41.75

5.15

6.25

+2.0%/yr

+2.0%/yr

PART 4

RECONCILLIATIONS OF CHANGES IN RESERVES AND FUTURE NET REVENUE

Item 4.1

Reserves Reconciliation

During the year ending April 30, 2005 and therefore at the effective date of April 30, 2005, Derek Oil & Gas Corporation was involved with a single oil property, the LAK Ranch property, located in Wyoming.  The LAK Ranch property had no proved reserves in any proved category and no probable reserves in any probable category during this period.  Reserves in the possible category are delineated in the table below:

Reconciliation of Company Net Reserves by Product Type (Forecast Prices and Costs) as of April 30, 2004
	Heavy Oil
Factors	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Possible (Mbbl)	Net Proved Plus Probable (Mbbl)
April 30, 2004	-	-	3,627.6	-
Extensions	0	0	0	0
Improved Recovery	0	0	0	0
Technical Revisions	0	0	-13.9	0
Discoveries	0	0	0	0
Acquisitions	0	0	0	0
Dispositions	0	0	0	0
Economic Factors	0	0	0	0
Production	0	0	0	0
April 30, 2005	0	0	3,613.7	0

Item 4.2

Future  Net Revenue Reconciliation

Not applicable;

PART 5

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1

Undeveloped Reserves

Year Ending	Product Type	Net Possible Undeveloped Reserves (Mbbl)

Before April 30, 2000	Heavy Oil	0
April 30, 2000	Heavy Oil	0
April 30, 2001	Heavy Oil	0
April 30, 2002	Heavy Oil	0
April 30, 2003	Heavy Oil	0
April 30, 2004	Heavy Oil	3,613.7

  Item 5.2

Significant Factors or Uncertainties

The market prices of oil have historically fluctuated widely and are affected by numerous global factors beyond the control of the Company.  A decline in such market prices may have an adverse effect on revenues received by the Company from the sale of oil.  A decline in prices will also reduce the Company’s exploration efforts and make it more difficult to raise capital.

The Company’s oil operation is subject to various United States federal, state and local governmental regulations.  Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation.  From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil wells below actual production capacity in order to conserve supplies of oil.  The production, handling, storage, transportation and disposal of oil, by-products thereof, and other substances and materials produced or used in connection with oil operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment.  To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of the Company.  The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

Item 5.3

Future Development Costs

Future development costs are described under Item 2.2.  Under a farm-in/joint operating agreement with Ivanhoe Energy (USA) Inc., Ivanhoe Energy is responsible for the first US$5 million in capital expenditures on the LAK Ranch project.  The Company will finance their share of the LAK Ranch project beyond US$5 million with revenue generated from oil production and with equity financing, as required.  The Company may also consider the future use of debt financing when the Company has an oil reserve base of sufficient size and certainty to be able to acquire this type of financing.

PART 6

OTHER OIL AND GAS INFORMATION

Item 6.1

Oil and Gas Properties and Wells

Derek Oil & Gas Corporation is involved in a single property, the LAK Ranch property located onshore in northeastern Wyoming, USA.  The LAK Ranch property has been operated by Ivanhoe Energy (USA) Inc. under a farm-in/joint operating agreement since January of 2004.  As of year-end, April 30, 2005, Ivanhoe Energy, as operator, was actively involved in development of the LAK Ranch property..  The LAK Ranch property is close to an all-weather highway and about five miles from Wyoming Refinery, in Newcastle, Wyoming.  Oil production from previous pilot operations on the property has been trucked to this facility.

Derek Oil & Gas Corporation has entered into a farm-in and joint operating agreement with Ivanhoe Energy (USA) Inc. (Ivanhoe) of Bakersfield, California dated January 20, 2004.  Under the terms of the agreement Ivanhoe will initially earn a 30% working interest by financing the re-activation of the LAK Ranch enhanced oil recovery (EOR) project and continuing study of the geology, reservoir and production methods necessary to implement a commercial EOR heavy oil project.  Ivanhoe will have the option to increase interest in the project on an incremental basis; for each $1,000,000US invested in the project, Ivanhoe will earn an additional 6% working interest to a maximum 60% working interest upon a total capital investment of $5,000,000.  In addition to the Ivanhoe agreement, Derek has an agreement with SEC Oil & Gas Partnership (SEC) wherein, subject to certain conditions, SEC will hold a 5% working interest in the project.  In the event that each party meets the agreed to conditions, the property ownership will be Ivanhoe, 60%; SEC, 5% and Derek 35%.  Furthermore to the working interest scenario described above, Derek owns a 4.7263% royalty interest in certain tracts within the project area.  The total landowner and overriding royalty burdens are approximately 21%.

The LAK Ranch property includes one producing oil well and approximately 33 non-producing wells.

Item 6.2

Properties with No Attributed Reserves

Not Applicable

Item 6.3

Forward Contracts

The Company is not bound by an agreement, directly or through LAK Ranch project operator Ivanhoe Energy, under which it may be precluded from fully realizing, or may be protected from the full effect of future market prices for oil.

Item 6.4

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment costs have been estimated by the independent qualified reserves evaluator and are included in 2.2 of this statement.

Item 6.5

Tax Horizon

Derek Oil & Gas Corporation is not required to pay income taxes for its most recently completed financial year and has sufficient loss carry forwards to avoid tax payments for the foreseeable future.

Item 6.6

Costs Incurred

2005

                 2004

      $                                  $

LAK Ranch Project (unproven)

Opening balance

(94,047)

36,588

Option Payments Received

-

(130,635)

Net Royalty Purchases

73,353

-

Closing balance

(20,694)

(94,047)

Exploration and development costs

Opening balance

13,908,985

14,180,428

Surface preparation and construction

23,372

22,236

Field house, water and power

 (16,811)

113,713

Professional engineering

32,710

58,430

General repairs and maintenance

43,876

10,035

Travel and vehicle

-

(8,453)

Field site insurance

(6,043)

27,018

Direct administration

-

5,939

Field Operating Costs

410,468

109,554

Direct wages

890

51,686

14,350,900

14,570,586

Less: SEC Oil and Gas Partnership

          contribution

(135,960)

(661,601)

Closing balance

14,214,940

13,908,985

Total 14,194,246

13,814,938

Item 6.7

Exploration and Development Activities

During the year ending April 30, 2005 and therefore at the effective date of April 30, 2005, Derek Oil & Gas Corporation did not complete any wells.  There was one observation well (12-14) drilled on the property for purposes of monitoring the pilot operation.

During this period, the Company’s most important development activities were centred on the LAK Ranch property, northeastern Wyoming.

Derek Oil & Gas Corporation holds certain petroleum and natural gas interests in approximately 7,400 gross acres in the LAK Ranch Field, Weston County, Wyoming.  It is situated on Highway 16, approximately 4.5 miles southeast of the town of Newcastle, Wyoming just west of the South Dakota Border.  The interest acreage covers portions of Township 44N, Ranges 60-61W and includes fee and federal leases (see Reserve Report entitled “Evaluation of the Interests of Derek Oil & Gas Corporation in the LAK Ranch Field, Weston County, Wyoming”, SEDAR filed on May 5, 2004). LAK Ranch is a cattle ranching area of generally flat terrain, covered by grasses and other vegetation typical of a mid continent climate.

The LAK Ranch Field is situated on the eastern edge of the Powder River Basin and is prospective of heavy napthenic oil production from the Cretaceous age Newcastle Sandstone formation.  The Newcastle sand is similar to the Muddy Sand reservoirs of the producing Skull Creek and Mush Creek oil fields located about 9 miles west of LAK Ranch.  The Muddy Sand reservoirs produce 30 to 32o API napthenic crude but lie structurally deeper within the Powder River Basin.  The Newcastle sands at LAK Ranch outcrop at the surface along the northern and eastern edge of the field and dips into the basin in a synclinal form to a depth of approximately 2,500 feet+ at the southern end of the property.  The absence of a reservoir seal has allowed the crude to biodegrade to a 19 oAPI gravity oil with a high viscosity at reservoir conditions.

Commercial production of the LAK Ranch will require application of one or more non-traditional oil recovery methods.  The combination of complex geology, reservoir heterogeneity, and oil quality present unique recovery challenges.  As many as 33 exploratory/production wells have been drilled in the field and three separate enhanced oil recovery (EOR) pilot schemes were carried out from the 1950’s to 1980’s, none of which for a variety of reasons, resulted in commercial operation.  Derek acquired certain interests in the LAK Ranch field in 1997 with the objective of using horizontal wells and SAGD (Steam Assisted Gravity Drainage) technology to develop the field based on successful application of the technique in heavy oil producing areas of Alberta and California.  Work began on the project with the drilling of four delineation wells in November, 1997.  Further delineation drilling, geological study and thermal simulation modeling culminated with the drilling of two horizontal wells in 2000.  Steam generation and injection facilities were then constructed and steam injection was initiated in March 2001.  Two separate steam/production cycles were carried out by the end of 2001 recovering approximately 5,000 barrels of oil, demonstrating the economic potential for development.  The pilot operation identified areas requiring further technical and geological study necessary to proceed to commercial operation; therefore, in 2004 Derek established a partnership with Ivanhoe Energy, Inc., a company with extensive experience in heavy oil operations, to design, operate and develop the LAK Ranch property.

Since Ivanhoe Energy took over as operator in early 2004, they have carried out three steam injection cycles on the horizontal well and have completed a 3-D seismic survey on the northern portion of the LAK Ranch property.

The terms of the agreement between Ivanhoe and Derek is structured such that upon an expenditure of $5,000,000U.S, Ivanhoe will have earned a 60% working interest and Derek will hold a 35% working interest in the property.  Initially, Ivanhoe will hold a 30% working interest and increase participation by 6% for each $1,000,0000U.S. invested in the project.  Additionally, Derek holds mineral and overriding royalty interests totaling 4.7263%.

Item 6.8

Production Estimates

The volume of oil production estimated for the LAK Ranch property, Wyoming, USA for the first year reflected in the estimates of future net revenue disclosed under Items 2.1 and 2.2 is 260 barrels per day.

Item 6.9

Production History

During the year ending April 30, 2005 and therefore at the effective date of April 30, 2005, a total of 1,950 barrels of crude oil production realized at LAK Ranch property.  The production data shown below is taken from the Wyoming Oil & Gas Conservation Commission website (wogcc.state.wy.us):

Month/Year

Crude Oil Production (Barrels)

May/04

0

June/04

288

July/04

157

Aug/04

0

Sep/04

0

Oct/04

184

Nov/04

268

Dec/04

227

Jan/05

257

Feb/05

249

Mar/05

283

Apr/05

37

Total:

1,950